

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 6010

July 21, 2008

VIA U.S. MAIL AND FAX (408) 523-1390

Marshall L. Mohr
Chief Financial Officer
Intuitive Surgical, Inc.
1266 Kifer Road
Sunnyvale, California 94086

> **Re:** **Intuitive Surgical, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 14, 2008**
> **File No. 000-30713**

Dear Mr. Mohr:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis, page 36

Procedure adoption, page 38

1.   We have reviewed your response to prior comment 3. In addition to your undertaking in the last sentence of that response, please also confirm that your applicable future filings will include the substance of the first sentence of that response, that the *da Vinci* Prostatectomy and *da Vinci* Hysterectomy procedures accounted for over 80% of total

Marshall L. Mohr
Intuitive Surgical, Inc.
July 21, 2008
Page 2

        procedures in 2007 and that no other individual procedure constituted a material portion
        of procedures performed using your system, as updated for your then current data.

Item 11. Executive Compensation, page 88

Bonuses, page 90

2.   We have reviewed your response to prior comment 9. In your future filings, as
        applicable, please provide as much detail as necessary so that it is clear how the threshold
        and maximum amounts of the incentive pool were determined with reference to the
        achievement of your operating income goals. Please also disclose the target, as a
        percentage of base salary, for each named executive officer's performance bonus.

        As appropriate, please respond to our comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing responses to
our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3635 if you have any
questions on our comments.

                                        Sincerely,

                                        Tim Buchmiller
                                        Senior Attorney